EXECUTION COPY

SETTLEMENT AGREEMENT

This Settlement Agreement (the "Agreement") is entered into on this 22nd day of February, 2007, by and among Zi Corporation, a corporation organized under the laws of Alberta, Canada (the "Corporation"), Marty Steinberg, solely in his capacity as Court appointed Receiver (the "Receiver") of Lancer Management Group LLC ("LMG"), Lancer Management Group II LLC ("LMGII"), Lancer Offshore Inc. ("Offshore"), Omnifund Ltd. ("Omnifund"), LSPV Inc. ("LSPV"), LSPV LLC ("LSPV LLC"), CLR Associates, LLC ("CLR"), G.H. Associates LLC ("GH"), and Alpha Omega Group Inc. ("AOG") (collectively the "Receivership Entities") and responsible person for Lancer Partners, L.P. ("Partners", together with the Receivership Entities shall be referred to as the "Lancer Entities"),1 Quarry Bay Investments Inc., an Alberta corporation and Michael Lobsinger, an individual (jointly referred to as "Lobsinger", and together with all other parties named in this paragraph, and each of their respective predecessors, successors, parents, subsidiaries, directors, officers, employees, partners, limited partners and agents, the "Parties").

RECITALS

WHEREAS, certain disputes and differences have arisen among the Parties and various legal, regulatory and other proceedings have been commenced by the Parties with respect to those claims;

WHEREAS, the effect of acts taken by Michael Lauer and others preceding the Receiver’s appointment on the Shares (defined below) beneficially held by the Receiver on behalf of the Lancer Entities and the right of the Receiver to take certain actions as a shareholder of the Corporation as a result of acts taken by Michael Lauer and others preceding the Receiver’s appointment have been the subject of litigation, regulatory proceedings and disputes between the Parties;

WHEREAS, the Parties desire to compromise any and all outstanding claims and issues, whether on behalf of the Corporation against the Receiver and the Lancer Entities, or on behalf of the Receiver and/or the Lancer Entities, as applicable, against the Corporation, as well as any regulatory matters that have been raised or exist, through the date hereof;

WHEREAS, each of the Parties has determined that it is in their best interests to resolve the existing claims and disputes among the Parties by entering into this Agreement;

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                1 Throughout this Agreement, at times references are made to "the Receiver" without reference to Partners, the Receivership Entities or the Lancer Entities. The rights and obligations of the Receiver contained herein extend, where applicable, from the Receiver to the Receivership Entities and also on behalf of Partners, which is not in receivership. To the extent any provision herein applies to the rights, interests or claims of Partners, the Receiver acts solely in his capacity as the responsible person in control of Partners as a debtor-in-possession.

WHEREAS, the directors of the Corporation have determined, with the benefit of independent legal advice and other professional advice, that it is in the best interests of the Corporation and its shareholders that the Corporation enter into this Agreement;

WHEREAS, the Parties will use their best efforts to secure orders from the United States District Court for the Southern District of Florida (the “District Court”), presiding over the proceeding styled Securities and Exchange Commission v. Michael Lauer et al., Case No. 03-80612-CIV-MARRA/SELTZER, and the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”), presiding over the case styled In re Lancer Partners, L.P., Case No. 0611721-BKC-JKO, (i) authorizing  the Receiver to execute this Agreement on behalf of the Receivership Entities and Partners; and (ii) ordering that the Parties comply with the terms of this Agreement and the other agreements and instruments executed in connection with this Agreement;

WHEREAS, the Corporation and the Receiver have held preliminary discussions with the staff of Alberta Securities Commission (the “ASC”) and have received the verbal advice of the ASC that it will, upon execution of this agreement and application of the Corporation, dismiss with prejudice the proceedings commenced by the Corporation before the ASC, styled Zi Corporation v. Marty Steinberg et al., Docket E/03084, over which it has jurisdiction (the “Pending ASC Action”);

NOW, THEREFORE, in consideration of the mutual promises contained herein and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.

Recitals & Agreement to Satisfy Various Conditions Precedent.

(a).

The above recitals are true and correct and are incorporated in this Agreement.

(b).

The Exhibits to this Agreement are as follows:

Exhibit A - Form of Mutual Release

Exhibit B - ASC Request Letter

Exhibit C - Definition of Qualified Offering

Exhibit D - Form of Consulting Agreement

Exhibit E - Form of Lobsinger Lockup Agreement

Exhibit F - Form of Receiver Lockup Agreement

Exhibit G - Lobsinger Letter of Resignation

Exhibit H - Form of Lobsinger Resignation Resolution

(c).

 The Parties agree that for the next 60 days, they will use their best efforts to, as soon as possible, secure an order from the District Court and the Bankruptcy Court approving and ratifying the Receiver’s execution of this Agreement (the “Court Orders”) on behalf of the Receivership Entities and Partners, respectively. As part of such best efforts, the Parties will, within three (3) business days of the date of execution of this Agreement, jointly present this Agreement to the District Court and the Bankruptcy Court for its authorization and ratification.

(d).

The Parties agree that for 60 days after receipt of the Court Orders they will: (i) use their best efforts to secure from the ASC an acknowledgement that the ASC will dismiss, terminate or discontinue (or has dismissed, terminated or discontinued) with prejudice the Pending ASC Action (the “ASC Acknowledgement”); (ii) use their best efforts to secure from the ASC an acknowledgement that affirmatively indicates that it has no objection to the Parties terminating the Pending ASC Action on the terms set forth in this Agreement (the “ASC No Objection Letter”); and (iii) use their best reasonable efforts to secure from the ASC an acknowledgement that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment (the “ASC No Action Consent”).  In furtherance (and not limitation) of the foregoing, the Parties will, within three (3) business days of the receipt of the Court Orders jointly present this Agreement to the ASC together with a letter substantially in the form of Exhibit B hereto (the “ASC Request Letter”) in order to jointly solicit the ASC Acknowledgement.

(e).

Each of the Parties acknowledge and agree that between the signing of this Agreement and the Outside Closing Date (as defined in subsection 1(h) below):  (i) they will jointly approach the ASC and each use their best efforts to seek an adjournment of any hearings currently scheduled prior to the Outside Closing Date; (ii) the Receiver will not reinstitute its contempt motion; (iii) they will not take any steps in the Court of Queen’s Bench Action No. 0501-11761; (iv) neither of them will take any steps in Appeal Nos. 0601-0051AC and 0601-0097AC, other than informing the Alberta Court of Appeal that the Parties have a standstill agreement in place; (v) the Receiver will voluntarily extend the time for Allen & Caron Inc. to respond to the Receiver’s subpoena; and (vi) they will not initiate any new legal proceedings against each other or against any person acting on the other's behalf.

(f).

Each of the Parties acknowledge and agree that between the signing of this Agreement and Outside Closing Date, they will not, from any source or proceeding, seek or accept any award or settlement with respect to any Claim (as such term is defined below) and, to the extent permitted by law, they will not commence, maintain, prosecute, participate, assist, cooperate or permit to be filed by any other person or on their behalf, any action or proceeding of any kind, judicial or administrative (on their own behalf and/or on behalf of any other person and/or on behalf or as a member of any alleged class or person), in any court or agency against other Parties or any of their (as applicable) past, present, or future parent corporations, affiliates, shareholders, officers, directors, successors, legal representatives and assigns, with respect to any act, omission, transaction or occurrence with respect to any Claim; provided, however, the Parties may continue to maintain an Existing Claim (as such term is defined below) solely to the extent expressly permitted by other  terms of this Section 1.  For the purposes of this Agreement, Claim is defined to include all rights, claims, demands, damages, debts, liabilities, accounts, covenants, rights to indemnification, liens, attorney’s fees, costs, expenses, actions and causes of action of every kind and nature whatsoever, now known or unknown, suspected or unsuspected, in law or in equity, which any of the Parties own or hold or at any time heretofore has ever had, owned or held, or may hereafter have, own or hold against any of the other Parties, based upon, related to or arising out of any matter, act, failure to act, fact, event, happening, occurrence, transaction or omission existing or occurring prior to the date hereof.  For the purposes of this Agreement, the term Existing Claims is defined to include: (i) the action filed in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, styled Zi Corporation v. Marty Steinberg et al., Action No. 0501--11761; (ii) the Pending ASC Action; (iii) the appeal filed before the Court of Appeal of Alberta, styled Zi Corporation v. Marty Steinberg et al., Appeal No. 0601-0051AC; and (iv) the appeal filed before the Court of Appeal of Alberta styled Marty Steinberg, et al. v. Alberta Securities Commission, Appeal No. 0601--0097AC.

(g).

 Each of the Parties acknowledge and agree that between the signing of this Agreement and the Outside Closing Date, they will cooperate and use their reasonable efforts to assist the Receiver to secure from the Canadian Courts and the ASC such orders, agreements and/or statements that will assist the Corporation and/or the Receiver defend any Claim.

(h).

 Other than as set forth in this Section 1, Sections 7 -10, and Sections 12 - 20 of this Agreement, the Parties acknowledge and agree that this Agreement and all of the documents executed in connection herewith will not be effective unless and until the Receiver receives the  Court Orders entered by the District Court and the Bankruptcy Court and the Receiver and the Corporation each receives the ASC Acknowledgement (or the Receiver waives his right to receive any or all elements of the Court Orders and/or the ASC Acknowledgement or the Corporation waives the right to receive the ASC Acknowledgement). (For the avoidance of doubt, the Receiver shall not, in the course of using his best efforts, be required and/or obligated in any way to waive his right to receive either the ASC Acknowledgement or the Court Orders.)  The Effective Date of this Agreement (the “Effective Date”) shall be the first date the foregoing conditions precedent are satisfied or waived and, accordingly, the Agreement becomes effective on that date.  If, notwithstanding the best efforts of the Parties, the Effective Date does not occur on or prior to the 120th calendar day (the “Outside Closing Date”) after the signing of this Agreement, this Agreement shall have no, and shall be deemed never to have had any, force and effect other than as set forth in this Section 1 and Sections 7 - 20.  Upon receipt of the Court Orders, the Receiver shall make available a copy of the Court Orders to the Corporation and Lobsinger.

2.

Termination of  Litigation and Regulatory Proceedings.

(a).

As of the Effective Date, each of the Parties agrees to immediately discontinue with prejudice all litigation and regulatory proceedings of any kind, judicial or administrative, commenced on their own behalf and/or on behalf of any other person or entity and/or on behalf of or as a member of any alleged class of persons, in any court or before any agency, panel or tribunal, against any other Party, or against any of their past, present, or future parent corporations, subsidiaries, affiliates, shareholders, officers, directors, employees, successors, legal or other representatives (including Allen & Caron Inc.) or assigns, with respect to any act, omission, transaction, claim or occurrence, known or unknown, up to and including the date of the execution of this Agreement.

(b).

As of the Effective Date, without limiting the foregoing, each of the Parties agrees to use its best efforts and to take all lawful actions necessary or desirable to cause the Existing Claims to be discontinued or abandoned, without costs.  As part of such best efforts, the Parties shall within three (3) business days after the Effective Date, if not sooner, take all lawful actions necessary or desirable to cause the August 10, 2005, Ex Parte Order of the Queen’s Bench of Alberta to be terminated and set aside and to cause the Existing Claims to be discontinued and dismissed with prejudice as to all Parties to the Existing Claims.

(c).

As of the Effective Date, the Receiver shall as soon as reasonably practicable,  apply to the Court of the Queen’s Bench of Alberta for an order terminating the ex parte order granted by said Court on August 10, 2005, and the Corporation will consent to such an order being granted.  Immediately upon the granting of such an order, the Parties will take all lawful actions necessary or desirable to cause the existing claims to be discontinued or, in the case of appeals, abandoned, all without any order for costs.

(d)

As of the Effective Date, the Parties agree that: (i) they will not support and will cooperate in opposing any effort of any shareholder of Zi or the ASC to take any action against any Party based on the acts of Michael Lauer and others that preceded the date of the Receiver’s appointment.

3.

Releases, Consulting Agreement & Lobsinger Resignation. The Parties shall deliver the following documents in trust to Gowling, Lafleur, Henderson LLP to take effect upon the occurrence of the Effective Date.

(a).

The Corporation will deliver each of the Current and Former Directors and to the Receiver a Release in the form of Exhibit A attached hereto (which will release the Receiver in his individual capacity as well as in his capacity as the Receiver of the Lancer Entities and as responsible person for Partners);

(b).

The Receiver will deliver to the Corporation and each of the Current and Former Directors a Release in the form of Exhibit A;

(c).

The current and former directors listed on Schedule 3(c) (the “Current and Former Directors”) of the Corporation as of the date of the signing of this Agreement will deliver to the Receiver, the Lancer Entities and the Corporation a Release in the form of Exhibit A; and

(d)

The Receiver, the Lancer Entities, and the Corporation shall deliver to each of the Current and Former Directors a Release in the form of Exhibit A.

(e)

The Corporation shall enter into a consulting agreement with Lobsinger in the form of Exhibit D hereto (the “Consulting Agreement”), pursuant to which the Corporation and Lobsinger represent and warrant that there are no agreements, commitments and understandings, whether written or oral, between the Corporation and either Lobsinger, Quarry Bay Investments Inc., or any related person or affiliated person and the Corporation will have no obligations or liabilities to Lobsinger, except as provided in the:  (i) Consulting Agreement; and (ii) the option agreements set forth on Schedule 3(e)(ii) attached hereto (the “Option Agreements”) entitling Lobsinger to purchase 950,000 common shares in the capital of the Corporation.

(f)

On the Effective Date, the irrevocable letter of resignation from Lobsinger (the “Lobsinger Letter of Resignation”) attached hereto as Exhibit G shall become effective, pursuant to which Mr. Lobsinger will immediately resign as a member of the board of directors of the Corporation and any other board or other position of any subsidiary or affiliate of the Corporation and will cooperate to cause the board of directors of the Corporation to pass a resolution in substantially the form of Exhibit H attached hereto (the “Lobsinger Resignation Resolution”) that will accept the Lobsinger Letter of Resignation.

4.

Certain Representations and Covenants

                (a)

                Receiver’s Shareholder Status.  The Receiver hereby represents and certifies that the Receiver owns, on behlaf of the Lancer Entities, 18,718,000 common shares of the Corporation (the “Shares”). The Corporation represents that it does not have any knowledge that the Receiver does not own all of the Shares, and agrees not to contest or dispute the Receiver’s and/or the Lancer Entities’ claim to the Shares, or ownership of any of them.  The Parties agree and acknowledge that as of the Effective Date, (i) the Receiver has the power and authority to exercise, on behalf of the Lancer Entities, all rights and privileges with respect to all of the Shares, including, without limitation, (x) the right to vote all such Shares at any meeting of shareholders of the Corporation by proxy or in person with full power and authority to exercise all rights and privileges afforded to other shareholders of the Corporation, and (y) subject only to the contractual restrictions contained herein, requisition a meeting of the shareholders of the Corporation; (ii) the Lancer Entities have the full power to exercise all rights and privileges with respect to shares of the Corporation held by or for the benefit of the Lancer Entities; (iii) Lobsinger and the Corporation will take no steps to prevent the Receiver or the Lancer Entities from exercising any of their rights or privileges as shareholders and, except to the extent compelled by law, will not assist, encourage or cooperate with any other person or entity who seeks to limit or prevent the exercise of those rights.  In the event that any other person or entity seeks to compel their assistance or cooperation in that regard, they will promptly notify the Receiver and will take such actions as the Receiver may reasonably request in an effort to limit the assistance or cooperation to the minimum required by law; (iv) Lobsinger and the Corporation will not, based on any actions taken by the Lancer Entities or the Receiver or any other person or entity prior to the date hereof, raise any objection to the exercise by the Receiver or the Lancer Entities of any rights or privileges with respect to shares of the Corporation held by or for the benefit of the Lancer Entities; (v) the Corporation will cooperate with, and use its best efforts to assist, the Receiver in connection with the exercise by the Receiver of any rights or privileges with respect to shares of the Corporation held by or for the benefit of the Lancer Entities, (vii) in the event that any or all of the shares of the Corporation now held by or for the benefit of the Lancer Entities are distributed (as approved by the District Court) to any creditors of or investors in the Lancer Entities, then the recipients of such shares shall have the benefit of the provisions above as if such recipients were Lancer Entities, and the Receiver will hold the benefit of this subsection (vii) in trust for such recipients.

(b)

Solvency and Value.   (i)  The Corporation confirms that the Corporation is solvent and that nothing in this Agreement or in the execution of this Agreement will cause the Corporation to become insolvent; however, the Parties acknowledge that the Corporation has included a “going concern note” in its most recent financial statements, and requires additional financing to continue as a going concern.  (ii)  To the extent that the Receiver and/or the Lancer Entities has/have received or will receive, by virtue of this Agreement, “transfers” or “preferences” as such terms are defined by the Bankruptcy Code, the Receiver and/or the Lancer Entites has/have given new and reasonably equivalent value contemporaneously in exchange for such transfers and such transfers have not rendered the Corporation insolvent.  (iii)  To the extent that Receiver and/or the Lancer Entities has/have received or will receive, “transfers” or “preferences” by virtue of this Agreement, it is hereby agreed that Receiver and/or the Lancer Entities will not have received more than they would if the Corporation commenced proceedings under Chapter 7 of the Bankruptcy Code.  (iv)  In the event any payments or transfers made by the Corporation to the Receiver or any of the Lancer Entities, directly or indirectly, or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, voided, and/or required to be repaid to a trustee, receiver or any other party appointed under the Bankruptcy Code, Canadian, state or federal law, common law or equitable cause, the obligation or part thereof intended to be satisfied under this Agreement shall be reinstated or shall continue to be effective, as the case may be, and shall remain fully enforceable pursuant to this Agreement and applicable law to the extent that such payments or transfers are voided, set aside or required to be disgorged, to the extent permitted by law.  (v)  The Parties confirm that these provisions, individually and collectively, constitute a material inducement for the Receiver to enter into this Agreement.

(c)

Authority and Enforceability.  Each Party confirms that: (i) it has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement; (ii) the execution and delivery of this Agreement will not violate or conflict with the organizational documents of such Party, or with any other agreement to which such person or entity is a party; (iii) it is fully authorized and empowered to execute and deliver this Agreement; and (iv) this Agreement has been duly and validly executed and delivered by such Party and constitutes the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting or limiting the enforcement of creditors’ rights generally.

(d)

Review of Documentation and Release; Consultation with Counsel.  Each Party confirms that: (i) in the negotiation and drafting of this Agreement it has had the opportunity to consult with counsel of its choice; (ii) its counsel (or the Party itself if not represented by counsel) has had an opportunity to contribute to the negotiation and drafting of this Agreement; (iii) the principle of construing a document most strictly against its drafter shall not apply with respect to the interpretation of this Agreement; (iv) it has had access to all relevant documents and information; and (v) it has taken whatever actions it has deemed necessary to adequately evaluate the terms and provisions hereof and to execute and deliver this Agreement.

5.

Covenants.

(a)

Corporation Covenants:

The Corporation hereby covenants as follows:

(i)            The Corporation will seek to hold a meeting of its shareholders in respect of the fiscal year ended 2006 by June 30, 2007 (the “2007 AGM”) and solicit proxies in favor of the following matters:

(A)     set the number of directors to be elected at the 2007 AGM at no less than five (5) directors and no more than six (6) directors;

(B)     elect a slate of directors to the board of the Corporation to be selected as described in Section 6 below; and

(C)     re-appoint Deloitte Touche or appoint such new auditor as the directors of the Corporation may unanimously recommend, as auditor of the Corporation.

(ii)

The Receiver shall be entitled and permitted to vote the Shares without restriction and the Corporation shall use its best efforts to assist the Receiver to do so; provided, however, that the Receiver shall at the  2007 AGM vote in favor of the matters set forth in Section 5(a)(i) above.

(iii)

Up until the Corporation’s shareholders’ meeting held in respect of the fiscal year ended 2007 (the “2008 AGM”) the Receiver shall have the right to designate two persons as director nominees (the “Receiver Designees”) to be elected or appointed as directors of the Corporation.  Accordingly, at the 2007 AGM, the Receiver shall have the right to designate two persons as the Corporation’s director nominees.

The Corporation shall use its best efforts to cause the director nominees set forth in Section 6 of this Agreement or their replacement nominees appointed pursuant to this Agreement to be elected at the 2007 AGM, to serve for a term expiring at the 2008 AGM.

(iv)  The Corporation shall not nominate Michael Lobsinger, Quarry Bay Investments Inc. nor any of their affiliates, directors, officers, employees, partners, limited partners, agents or counsel as a director of the Corporation, or vote any shares to support Michael Lobsinger, Quarry Bay Investments Inc. or their affiliates for appointment to the board of directors of the Corporation.  Notwithstanding the foregoing, at the 2007 AGM and up until the 2008 AGM, Lobsinger shall have the right to designate two (2) nominees to be elected or appointed as directors of the Corporation (the “Lobsinger Designees”).

(v)  The Corporation may, if the directors determine it to be in the best interests of the Corporation, consummate an offering of securities, which may consist of or include an offering of common shares, warrants and/or debt instruments (a “Financing”) in order to obtain funding for the Corporation.  None of the Lancer Entities, Lobsinger and their respective affiliates shall subscribe for securities of the Corporation in any Financing of the Corporation without the prior written approval of both the Receiver and Lobsinger until the later of: (1) June 30, 2008; or (2) the 2008 AGM.

(vi)  The Corporation shall not, based on any actions taken prior to the date hereof by the Lancer Entities, the Receiver or any of their respective owners, investors, directors, partners, managers, advisers, employees, or agents or any other person or entity, raise any objection to the exercise by the Receiver or the Lancer Entities of any rights or privileges with respect to the Shares.

(vii)  The Corporation shall never take any steps to prevent the Receiver, the Lancer Entities or the beneficial owners of the Lancer Entities from exercising any of their rights or privileges as direct or indirect holders of the Shares and shall never assist, encourage or cooperate with any other person or entity that seeks to limit or prevent the exercise by the Receiver of such rights or privileges.

(viii) Up until the 2008 AGM (but not including the solicitation of proxies by the Corporation for the 2008 AGM), the Corporation (including its management, board of directors or any other person pursuant to a resolution or the instructions of, or with the acquiescence of, the directors or a committee of the directors) shall not: (i) solicit proxies for less than (5) five directors or more than six (6) directors; nor (ii) change its number of directors to a number greater than six (6) without the prior written consent of both the Receiver and Lobsinger.

(ix)

In the event that a Receiver Designee for any reason ceases to serve as a member of the board of directors of the Corporation during his or her term of office, the resulting vacancy shall be filled by another Receiver Designee designated by the Receiver as soon as reasonably possible after the vacancy occurs.

(x)

In the event that a Lobsinger Designee for any reason ceases to serve as a member of the board of directors of the Corporation during his or her term of office for any reason, the resulting vacancy shall be filled by another Lobsinger Designee designated by Lobsinger as soon as reasonably possible after the vacancy occurs.

(xi)

The Corporation shall take all necessary action to effectuate this Agreement and shall take no action that will interfere with the terms of this Agreement.

(b)

Lobsinger Covenants.

 Lobsinger hereby covenants as follows

(i)

On or after the Effective Date and until the expiration of the earlier of: (1) the Consulting Agreement; or (2) six months from the date hereof, in connection with a Qualified Offering (as defined in Exhibit C attached hereto, the “Qualified Offering”) and upon the request of a registered agent (a “Placement Agent”) acting on behalf of the Corporation in connection with a Qualified Offering, Lobsinger will agree to execute and deliver a lockup agreement in substantially the same form as the form of lockup agreement attached hereto as Exhibit E (the “Lobsinger Lockup”), pursuant to which Lobsinger will agree not to sell, make any short sale of loan, grant any option for the purchase of, or otherwise dispose of any shares or derivative securities of the Corporation without the prior written consent of the Placement Agent, from the closing of the Qualified Offering and through the date that is six (6) months thereafter; provided, however, that Lobsinger shall not be required to provide any lock-up agreement that is longer than or more onerous than any lock-up agreement provided by the Receiver pursuant to Section 5(c)(i) herein.

(ii)

The Receiver shall be entitled and permitted to vote the Shares in the manner described in this Agreement without restriction and Lobsinger shall not take any action to prevent such voting.

(iii) [Intentionally Omitted]

(iv)

Lobsinger shall cooperate to cause the nominees set forth in Section 6 of this Agreement (or their replacements in accordance Section 6 hereof) to be elected or appointed to the  board of directors of the Corporation, at the 2007 AGM and/or at any shareholder or director meetings held prior to the 2008 AGM that address the election or appointment of directors, including, without limitation, voting all of the shares of the Corporation’s common stock beneficially owned by Lobsinger at such time in favor of the nominees set forth in Section 6 of this Agreement. Lobsinger shall not take any action to oppose or assist in opposing  the election or appointment of nominees set forth in Section 6 of this Agreement to the  board of directors of the Corporation at the 2007 AGM and/or at any shareholder or director meetings held prior to the 2008 AGM that address the election or appointment of directors.

(v)

Lobsinger shall not, at the 2007 AGM or at any time prior to April 30, 2008 nominate Lobsinger, Quarry Bay Investments Inc. or their affiliates as a director of the Corporation, or vote any shares to support  Lobsinger, Quarry Bay Investments Inc. or their affiliates for appointment to the board of directors. Notwithstanding the foregoing, at the 2007 AGM, Lobsinger shall have the right to designate two persons as the Lobsinger Designees.

(v)

Lobsinger shall not, based on any actions taken prior to the date hereof  by the Lancer Entities, the  Receiver or any of their respective  owners, investors, directors, partners, managers, advisers, employees, or agents  or any other person or entity, raise any objection to the exercise by the Receiver or the Lancer Entities of any rights or privileges with respect to the Shares.

(vi)

Lobsinger shall take no steps to prevent the Receiver or the Lancer Entities from exercising any of their rights or privileges as shareholders and will not assist, encourage or cooperate with any other person or entity that seeks to limit or prevent the exercise of such rights or privileges.

(vii)

Lobsinger shall take all actions necessary to effectuate this Agreement and shall take no action that will frustrate or interfere with the terms of this Agreement.

(c)

Receiver Covenants.

The Receiver hereby covenants as follows:

(i)

On or after the Effective Date and until the expiration of the earlier of: (a) the Consulting Agreement; or (b) six months from the date hereof, in connection with a Qualified Offering and upon the request of a Placement Agent, the Receiver will agree to execute and deliver a lockup agreement in substantially the same form as the form of lockup agreement attached hereto as Exhibit F (the “Receivership Lockup”) pursuant to which the Receiver will agree not to sell, make any short sale or loan, grant any option for the purchase of, or otherwise dispose of any shares or derivative securities of the Corporation without the prior written consent of the Placement Agent, from the closing of the Qualified Offering and through the date that is six (6) months thereafter; provided, however, that (i) the Receiver shall not be required to provide any lock-up agreement that is longer than or more onerous than any lock-up agreement provided by Lobsinger pursuant to Section 5(b)(i) herein, and (ii) the Receiver shall have the right to make an in kind distribution of the Zi common stock to any investor in the Lancer Entities that agrees to hold such shares subject to the terms and conditions comparable to the Receivership Lockup.

(ii)

The Receiver shall cooperate to cause the nominees set forth in Section 6 of this Agreement (or their replacements in accordance with Section 6 hereof) to be elected to the board of directors of the Corporation at the 2007 AGM and/or at any shareholder or director meetings held prior to the 2008 AGM that address the election or appointment of directors, including without limitation voting all of the shares of the Corporation’s common stock held by the Lancer Funds in favor of the nominees set forth in Section 6 of this Agreement.  The Receiver shall not take any action to oppose or assist in opposing  the election or appointment of nominees set forth in Section 6 of this Agreement to the  board of directors of the Corporation at the 2007 AGM and/or at any shareholder or director meetings held prior to the 2008 AGM that address the election or appointment of directors

(iii)

The Receiver shall take all actions necessary to effectuate this Agreement and shall take no action that will frustrate or interfere with the terms of this Agreement.

6.

Board Composition.

(a)

The initial Receiver Designees to be designated for election to the board of directors of the Corporation at the 2007 AGM shall be and are Donald P. Moore and Robert Stefanski.

(b)

The initial Lobsinger Designees to be designated for election to the board of directors of the Corporation at the 2007 AGM shall be and are Richard Tingle and Donald Hyde.

(c)

If at any time the board of directors of the Corporation deems it helpful or necessary to add one (1) additional member to the board of directors (a “New Board Member”) then the board of directors may do so by an act of the board of directors.

(d)

The board of directors of the Corporation will solicit proxies of the Shareholders of the Corporation for the 2007 AGM as follows:

(i)

To elect the Receiver Designees.

(ii)

To elect the Lobsinger Designees.

(iii)          To elect Milos Djokovic and the New Board Member, if applicable, to the board of directors of the Corporation provided that if Milos Djokovic and the New Board Member, if applicable, or either of them shall not wish to stand for election at the 2007 AGM or in the event that Milos Djokovic is no longer the Chief Executive Officer of the Corporation, the Board shall solicit proxies of the Shareholders of the Corporation to elect, as their replacement or replacements, the person or persons, as the case may be, to be determined by the board of directors of the Corporation.

(e)

The above-mentioned recommendation by the board of directors of the Corporation will be presented to the shareholders of the Corporation as part of the management proxy circular to be circulated in connection with the 2007 AGM.  Each of the Parties shall, at least one (1) week prior to the 2007 AGM, provide each other Party written confirmation of: (i) the number of shares they beneficially own; and (ii) the instructions they provided to the Corporation with respect to the voting of their shares. If any Party disputes the number of shares or the voting instructions, that Party shall provide written notice of such dispute to the other Party within 2 business days. Failure to provide such notice shall be considered a waiver of the right to object or dispute such written confirmation(s).

(f)

The right of the Receiver to, pursuant to the terms of this Agreement, appoint two Receiver Nominees to the board of directors of the Corporation (and the covenant of the other Parties to cause the Receiver Nominees to be appointed to the board of directors of the Corporation) shall cease upon the earlier of: (i) the 2008 AGM; or (ii) the date the Receiver, the Lancer Entities and the beneficial holders of the Lancer Entities cease to be the beneficial owner of at least 10% of the equity securities of the Corporation.  For the avoidance of doubt, the provisions of this Section 6 shall in no way impact: (i)  the rights granted to the Receiver and Lancer Entities in the Voting Rights Agreement dated July 15, 2004, by and between the Corporation, Lancer Offshore, Inc., Lancer Partners, L.P., Omnifund, Ltd., and LSPV, LLC (the “Voting Rights Agreement”); or (ii) the rights and privileges of the Receiver as a shareholder of Zi, including those rights and privileges set forth in Section 4 of this Agreement.

(g)

The right of Lobsinger to appoint two Lobsinger Nominees to the board of directors of the Corporation (and the covenant of the other Parties to cause the Lobsinger Nominees to be appointed to the board of directors of the Corporation) shall cease upon the earlier of: (i) the 2008 AGM; or (ii) the date Lobsinger ceases to be the beneficial owner of 5% of the equity securities of the Corporation.

(h)

For the avoidance of doubt, the Parties agree that a Party’s right to designate a director nominee does not independently disqualify such director nominee from being considered “independent”.   For the purposes of this Agreement, the calculation of a Party’s beneficial ownership shall be made without giving effect to any option or warrant with an exercise price per share of common stock greater than then five day, volume weighted average trading price of the Corporation’s common stock.

7.

Bankruptcy-Related Provisions.

(a)

The Corporation hereby warrants and represents that it does not intend, by executing and delivering this Agreement or any other document contemplated herein, or by entering into any of the other transactions referred to in this Agreement, does so without the intent to hinder, delay or defraud any person or entity to whom the Corporation is indebted or shall become indebted.    The Corporation further represents that it is entering into this Agreement to enable the Corporation to secure financing for the Corporation.  If the Corporation is unable to obtain financing for its ongoing business even after entering into this Agreement, then the Parties acknowledge that bankruptcy may be an alternative for the Corporation, and nothing herein shall be deemed to prevent the board of directors of the Corporation from exercising its discretion to act in the best interests of the Corporation, which could include filing a voluntary insolvency, bankruptcy or similar proceeding.

(b)

The Corporation is solvent and the actions contemplated in this Agreement shall not result in the Corporation becoming insolvent; however, the Parties acknowledge that the Corporation has included a “going concern note” in its most recent financial statements, and requires additional financing to continue as a going concern.

(c)

Consent to Relief from Automatic Stay.  In the event the Corporation files a voluntary petition seeking relief under the Bankruptcy Code or the Corporation becomes the subject of an involuntary bankruptcy proceeding in which an order for relief is entered and not dismissed within thirty (30) days, or otherwise becomes the subject of any petition that is not dismissed within thirty (30) days seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, assignment for the benefit of creditors, or similar relief under any present or future federal or state laws or statutes relating to bankruptcy, insolvency, or other relief for debtors, or the Corporation seeks, consents to or acquiesces in the appointment of a trustee, receiver, conservator or liquidator, including any similar proceedings under Canadian law, the Corporation agrees that the Receiver and/or any of the Lancer Entities will not be adequately protected and therefore will each be entitled to immediate relief from any automatic stay prescribed by applicable Canadian, state or federal law including, but not limited to, 11 U.S.C. § 362, to enforce their rights under this Agreement.  This entitlement shall be irrespective of any of the requirements of Canadian, state or federal law including, but not limited to, 11 U.S.C. § 362, and the Receiver and/or the Lancer Entities shall not be obligated to satisfy those requirements in order to obtain stay relief.

(d)

The Corporation further agrees that to the extent the Receiver and/or the Lancer Entities has/have received, or will receive, by virtue of this Agreement, “transfers” or “preferences” as such terms are defined by the Bankruptcy Code, Receiver and/or the Lancer Entities has/have given new value and reasonably equivalent value contemporaneously in exchange for such transfers and such transfers have not rendered Corporation insolvent.  To the extent that Receiver and/or the Lancer Entities has/have received or will receive by virtue of this Agreement, “transfers” or “preferences”, it is hereby agreed that the Receiver and/or the Lancer Entities will not have received more than they would if the Corporation commenced proceedings under Chapter 7 of the Bankruptcy Code.

(e)

Reinstatement of Obligations.  Notwithstanding the provisions of the preceding paragraphs, in the event any payments or transfers made by the Corporation to the Receiver or the Lancer Entities, directly or indirectly, or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, voided, and/or required to be repaid to a trustee, receiver or any other party appointed under the Bankruptcy Code, Canadian, state or federal law, common law or equitable cause, the obligation or part thereof intended to be satisfied of the Corporation under this Agreement shall be reinstated or shall continue to be effective, as the case may be, and shall remain fully enforceable pursuant to this Agreement and applicable law to the extent that such payments or transfers are voided, set aside or required to be disgorged, to the extent permitted by law.

(f)

The foregoing Bankruptcy provisions in this Section 7 collectively constitute a material inducement for the Receiver to enter into this Agreement.

8.

Modification/Amendment. This Agreement may not be altered, modified, amended, or otherwise changed except in writing executed by a legal representative of each Party.

9.

Execution in Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and which shall all be deemed executed on the date listed above.

10.

Disclosure. The Parties acknowledge and agree that upon the execution and delivery of this Agreement, the Corporation and the Receiver shall issue a joint press release summarizing the material terms of this Agreement, which summary is expected to be: (i) filed with the SEC by the Corporation on Form 6-K; (ii) filed with the SEC by the Receiver on a Schedule 13; and (iii) referenced in early warning reports to be filed with the ASC and the Ontario Securities Commission by the Receiver. The Corporation shall file a material change report within ten days in accordance with the applicable Canadian legal requirements.

11.

Non-Disparagement.  The Parties agree not to do or say anything in the future to disparage, denigrate or otherwise impugn the commercial or personal reputations of any other Party hereto, or any of their respective officers, directors, employees and/or agents.

12.

Notices.  Any notices, demands, consents, agreements, requests, or other communications which may be required to be given, served or sent by any Party to any other Party or obtained from any Party pursuant to this Agreement must be in writing and must be (a) mailed by first-class United States of America mail or by regular mail in Canada, registered or certified, return receipt requested, postage prepaid; or (b) hand delivered personally by independent express courier as follows:

(i)

If to the Corporation:

Zi Corporation

Suite 2100, 840 - 7 Avenue SW

Calgary, Alberta

T2P 3G2 CANADA

Attn:  Milos Djokovic, President and CEO

With a copy to:

Burnet, Duckworth & Palmer LLP

Suite 1400, 350 - 7 Avenue SW

Calgary, Alberta, Canada  T2P 3N9

Attn:  Doug A. McGillivray, Esq.

(ii)

If to the Receiver:

Hunton & Williams LLP

1111 Brickell Avenue

Suite 2500

Miami, Florida 33131-1802

Attn:

Marty Steinberg, Esq.,

Receiver for the Receivership Entities

and responsible person for Lancer Partners, L.P.

with a copy to:

Hunton & Williams, LLP

1111 Brickell Avenue

Suite 2500

Miami, Florida  33131-1801

Attn:

Craig Rasile Esq. &

David E. Wells, Esq.

Counsel for the Receiver and Lancer Partners, L.P.

(iii)

If to Lobsinger:

Michael Lobsinger

Bay No. 4, 12110 40th Street SE

Calgary, Alberta Canada T2Z 4K6

Any notice or other communications so sent will be deemed received three (3) working days in the case of mailing and upon actual receipt in the case of hand delivery (with the return receipt or the courier delivery receipt being deemed conclusive evidence of such delivery).  Each Party may designate by notice in writing a new address to which any notice, demand, consent, agreement, request or communication may thereafter be given, served or sent.

13.

Governing Law and Dispute Resolution.  This Agreement will be governed by the laws of Florida.  Any dispute, controversy or claim between the Parties, whether arising out of, relating to or in connection with this Agreement, shall be resolved by binding arbitration as the sole and exclusive remedy as to the matters in dispute conducted by one (1) neutral arbitrator in accordance with the commercial arbitration rules and procedures (as well as the expedited procedures) of the American Arbitration Association (“AAA”) from time to time as modified by the terms hereof.  Any Party may initiate an arbitration of a dispute by delivering a written demand for arbitration to the other Party.  The arbitrator shall be appointed by the AAA in accordance with the AAA’s commercial arbitration rules and procedures within ten (10) days after receipt of such notice. The arbitrator may not be a current or former client or employee of any Party or an attorney that has provided legal advice to any party, nor may the arbitrator be a current or former employee of a direct competitor of any of the Parties.  Within ten (10) days after the arbitrator is appointed, the Parties and the arbitrator shall hold a hearing at which the Parties may present evidence and arguments, be represented by counsel and conduct cross-examination.  The arbitrator shall apply the provisions of this Agreement, without varying therefrom in any respect.  The arbitrator shall render a written decision that relates specifically and exclusively to the dispute in question no later than five (5) days after the end of the hearing.  The decision of the arbitrator shall be final, conclusive and binding on the Parties, and any Party shall be entitled as a matter of right to have judgment on such award entered by the District Court.  All fees and costs of the arbitrator shall be paid equally by each Party involved in the dispute, except that each Party shall pay its own attorneys’ and experts’ fees and costs.  The Parties shall be obligated to continue their respective obligations in accordance with the terms and conditions of this Agreement until the dispute under this Section is resolved, unless otherwise ordered by the arbitrator.  The exclusive venue of arbitration shall be Chicago, Illinois, unless the Parties mutually agree otherwise.  The language of the arbitration shall be English.  In the event the Corporation or Lobsinger refuse to comply with this Section in resolving any disputes, arising out of, relating to or in connection with this Agreement, such disputes, whether in law or in equity, shall be considered proceedings ancillary to the action styled Securities and Exchange Commission v. Michael Lauer et al., Case No. 03-80612-CIV-MARRA/SELTZER (the “Enforcement Action”), currently pending before the District Court. The District Court presiding over the Enforcement Action shall have original and exclusive jurisdiction over any such legal or equitable disputes including, without limitation any claims for injunctive relief or specific performance and any dispute arising under Canadian law, Florida law or both.  The Parties hereby irrevocably submit in any suit, action or proceeding arising out of or relating to such dispute, including, without limitation, claims for injunctive relief or specific performance, to the exclusive jurisdiction of the District Court and waive any and all objections to such jurisdiction or venue that it may have under the laws of any state or country, including, without limitation, any argument that jurisdiction, situs and/or venue are inconvenient or otherwise improper.  The Parties further agree that process may be served upon them in any manner authorized under the laws of the United States or Florida, and each waives any objection that it otherwise may have to such process.  The provisions of this Section supersede the dispute resolution provisions of the Voting Rights Agreement (defined herein in Section 6(f)).

14.

Waiver of Jury Trial. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES THE RIGHT ANY PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OTHER AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

15.

No Admission.

It is understood and agreed by the Parties that this Agreement and the consideration exchanged therefore, are made in compromise of disputed claims and that by agreeing to this compromise and settlement, no Party is making or shall be construed to have made an admission of liability as to any claim or demand made by any other Party.

16.

Changes in Facts.

Each of the Parties acknowledges that the facts on the basis of  which this Agreement is entered into may turn out to be incomplete or incorrect or other than or different from the facts now known to such  Party or believed by such Party to be true, and , with the exception of false statements made herein by other Parties, each Party  expressly assumes the risk of the facts turning out to be incomplete or incorrect or other than or different from such known or believed facts and, with the exception of instances in which false statements are made herein by other Parties,  agrees that this Agreement shall be in all respects effective and binding despite any such difference.

17.

Invalidity.

If any provision in this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement, held invalid or unenforceable only in part or degree, will remain in full force and effect to the extent not held invalid or unenforceable.

18.

Expenses.

Whether or not the transactions contemplated hereby are consummated, except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the preparation and execution of this Agreement and performance of the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, consultants, counsel and accountants, will be paid by the Party incurring such costs and expenses.

19.

Entire Agreement.

This Agreement, together with the Exhibits hereto, represents the entire agreement among the Parties with respect to the subject matter hereof and supercedes and replaces all prior agreements and existing contracts between the Parties with respect to the subject matter hereof, provided however that the Voting Rights Agreement dated July 15, 2004, by and between the Corporation, Lancer Offshore, Inc., Lancer Partners, L.P., Omnifund, Ltd., and LSPV, LLC, shall remain in effect to the extent not inconsistent with this Agreement.  If the Voting Rights Agreement is inconsistent with this Agreement, the terms and provisions of this Agreement shall supersede the Voting Rights Agreement.

20.

Successors and Assigns.

Whenever in this Agreement any of the Parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such Party and, where applicable, the heirs, executors and administrators of such Party; and all covenants, promises and agreements by or on behalf of any Party that are contained in this Agreement shall bind their respective successors, assigns, heirs, executors and administrators.  Notwithstanding the foregoing, no Party shall have the right to assign its rights, privileges and/or obligations hereunder to any person.  This Agreement is not intended to create any third party beneficiaries or rights in favor of any third party beneficiaries.

21.

District Court and Bankruptcy Court Approval; ASC Acknowledgement. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THE PARTIES ACKNOWLEDGE AND AGREE THAT,  WITH THE EXCEPTION OF SECTION 1 AND SECTIONS 7-20 OF THIS AGREEMENT, THE AND PERFORMANCE BY THE RECEIVER AND THE LANCER ENTITIES OF THIS AGREEMENT AND EACH OF THE TERMS AND CONDITIONS CONTAINED HEREIN, AND THE CONSUMMATION OF ANY TRANSACTIONS CONTEMPLATED HEREBY, IS SUBJECT IN ALL RESPECTS TO THE APPROVAL AND AUTHORIZATION OF EACH OF THE DISTRICT COURT AND THE BANKRUPTCY COURT PURSUANT TO THE ENTRY OF AN ORDER OR ORDERS BY EACH OF THE DISTRICT COURT AND THE BANKRUPTCY COURT THAT SHALL BE SATISFACTORY IN FORM AND SUBSTANCE TO THE RECEIVER AND THE LANCER ENTITIES. THE PARTIES FURTHER ACKNOWLEDGE AND AGREE THAT THIS AGREEMENT AND ALL OF THE DOCUMENTS EXECUTED IN CONNECTION HEREWITH WILL, WITH THE EXCEPTION OF SECTION 1 AND SECTIONS 7--20, SHALL NOT BE EFFECTIVE WITHOUT: (I)  THE RECEIVER’S RECEIPT OF THE  FOREGOING APPROVAL AND RATIFICATION OF EACH OF THE DISTRICT COURT AND THE BANKRUPTCY COURT AND THE RECEIVER’S RECEIPT OF THE ASC ACKNOWLEDGMENT IN FORM AND SUBSTANCE SATISFACTORY TO THE RECEIVER AND THE LANCER ENTITIES; OR (II) THE RECEIVER’S WAIVER OF ITS RIGHT TO RECEIVE ANY OR ALL ELEMENTS OF THE COURT ORDERS AND/OR THE ASC ACKNOWLEDGEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

ZI CORPORATION

By:	/s/ Milos Djokovic
Name:	Milos Djokovic
Title:	President

MICHAEL LOBSINGER

/s/ Michael Lobsinger

QUARRY BAY INVESTMENTS INC.

By:	/s/ Michael Lobsinger
Name:	Michael Lobsinger
Title:	President

MARTY STEINBERG, as Court appointed Receiver of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Omnifund, Ltd., LSPV, Inc., LSPV, LLC, CLR Associates, LLC, G.H. Associates LLC, and Alpha Omega Group, Inc. and person in control of Lancer Partners, L.P.

By:	/s/ Marty Steinberg
Name:	Marty Steinberg
Title:	Receiver

SCHEDULE 3(c)

Current and Former Directors Michael Lobsinger Derrick Armstrong Richard Tingle Donald P. Moore Howard Balloch Don Hyde Thompson MacDonald Michael Mackenzie Milos Djokovic Robert Paul Stefanski

SCHEDULE 3(e)(ii)

Option Agreements

1)  Employee Stock Option Agreement by and between Lobsinger and the Corporation dated May 6, 2003 and effective as of April 17, 2003 pursuant to which the Corporation granted Lobsinger the option to purchase 100,000 shares of the Corporation.

2)  Employee Stock Option Agreement by and between Lobsinger and the Corporation dated June 23, 2003 and effective as of June 11, 2003 pursuant to which the Corporation granted Lobsinger the option to purchase 100,000 shares of the Corporation.

3)  Employee Stock Option Agreement by and between Lobsinger and the Corporation dated March 26, 2004 and effective as of March 25, 2004 pursuant to which the Corporation granted Lobsinger the option to purchase 400,000 shares of the Corporation.

4)  Employee Stock Option Agreement by and between Lobsinger and the Corporation effective as of September 16, 2004 pursuant to which the Corporation granted Lobsinger the option to purchase 50,000 shares of the Corporation.

5)  Employee Stock Option Agreement by and between Lobsinger and the Corporation dated July 25, 2005 and effective as of July 21, 2005 pursuant to which the Corporation granted Lobsinger the option to purchase 150,000 shares of the Corporation.

6)  Employee Stock Option Agreement by and between Lobsinger and the Corporation dated June 5, 2006 and effective as of April 4, 2006 pursuant to which the Corporation granted Lobsinger the option to purchase 100,000 shares of the Corporation.

7)  Employee Stock Option Agreement by and between Lobsinger and the Corporation effective January 10, 2007 pursuant to which the Corporation granted Lobsinger the option to purchase 50,000 shares of the Corporation.

EXHIBIT A

FORM OF MUTUAL RELEASE

(See Attached)

EXHIBIT B

FORM OF ASC REQUEST LETTER

(See Attached)

EXHIBIT C

DEFINITION OF QUALIFIED OFFERING

A Qualified Offering is defined to be an offering that meets the criteria in either (a) or (b) below:

(a) Equity Offering

(I) the Company issues common stock in exchange for at least U.S.$3,000,000 of net proceeds;

(II) the common stock is issued in accordance with the prevailing policies of the Toronto Stock Exchange and NASDAQ and at no more than a 25% discount to the prevailing market price of the common stock (“prevailing market price” is defined as the daily volume weighted average price of such common stock on the Nasdaq National Market System or, if it ceases to be listed on the Nasdaq National Market System, such other securities market on which such common stock is principally listed or traded for the five (5) business days ending on the day preceding the date of the execution of documents for the Qualified Offering between the hours of 9:30 a.m. and 4:00 p.m. on a trading day (as reported by Bloomberg Financial L.P.));

(III) for each share of common stock issued in the subject offering, an investor may receive warrants to purchase up to a maximum of 1.0 shares of common stock;

(IV) such warrants shall be exercisable at a price no lower than the relevant offering price of the common stock (the “Exercise Price”);

(V) such warrants shall be exercisable for a term no greater than five (5) years;

(VI)  the warrants shall have broad based anti-dilution protections that are no more favorable to the holder of the warrants than the anti-dilution protections set forth in Exhibit C.1; and

(VII) the Lancer Entities’ Beneficial Ownership Percentage of the Corporation will not, without the consent of the Receiver, decrease by more than 20% as a result of the offering (i.e. the  relative percentage decrease, and not the absolute percentage decrease, will not be more than 20%) For purposes of this paragraph “Beneficial Ownership Percentage” is defined to be the quotient of (x) the number of Shares beneficially owned by the Lancer Entities, divided by (y) the sum of the number of outstanding shares of the Corporation plus any shares of the Corporation issuable upon conversion or exercise of derivative securities.

(b) Debt Offering

(I) the Company issues debentures, including debentures convertible into common stock, in exchange for at least U.S.$3,000,000 of net proceeds;

(II) the effective amount of interest for such debentures is no higher than 10% per annum;

(III) the maturity date of such debentures is no sooner than eighteen (18) months from the date of issuance for 50% of the debentures and two (2) years from the date of issuance on the other 50%;

(IV) the common stock issued pursuant to a conversion of such debentures is issued at a conversion price (the “Conversion Price”) which is no less than 90% of the prevailing market price at the time of issuance of the debentures;

(V) for each share of common stock that is issuable upon conversion of the debentures assuming the debenture was converted on the date of issuance, an investor may receive warrants to purchase up to a maximum of 1.0 shares of common stock at a warrant exercise price not less than offering price of the common stock;

(VI) such warrants shall be exercisable for a term no greater than five (5) years;

(VII) the warrants shall have broad based anti-dilution protections that are no more favorable to the holder of the warrants than the anti-dilution protections set forth in Exhibit C.1; and

(VIII) the Lancer Entities’ Beneficial Ownership Percentage of the Corporation will not, without the consent of the Receiver, decrease by more than 20% as a result of the offering (i.e. the  relative percentage decrease, and not the absolute percentage decrease, will not be more than 20%) . For purposes of this paragraph “Beneficial Ownership Percentage” is defined to be the quotient of (x) the number of Shares beneficially owned by the Lancer Entities, divided by (y)  the number of outstanding shares of the Corporation, plus any shares of the Corporation issuable upon conversion or exercise of derivative securities.

EXHIBIT C.1

Broad Based Anti-Dilution Protection

In the event that the Corporation issues additional common stock after the date hereof at an Effective Price (as defined below) that is less than the Exercise Price or the Debenture Warrant Exercise Price, then the Exercise Price or the Debenture Warrant Exercise Price, respectively, shall be adjusted as follows:

The Exercise Price or the Debenture Warrant Exercise Price (as applicable) shall be multiplied by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of common stock (on an as converted, fully diluted basis assuming exercise of all then outstanding convertible or exercisable securities, including convertible debentures, options and warrants, (a “Fully Diluted Basis”)) outstanding on the record date of such issuance plus (B) the quotient obtained by dividing the Total Consideration (as defined below) by the Exercise Price or Debenture Warrant Exercise Price (as applicable) then in effect, and the denominator of which shall be (y) the number of shares of common stock (on a Fully Diluted Basis) outstanding on the record date of such issuance or sale plus the maximum number of additional shares of common stock issued by the Corporation or deemed to be issued pursuant to this Exhibit C.1 in connection with such issuance or sale.

The “Effective Price” of any additional common stock shall mean the quotient determined by dividing the total number of shares of common stock issued or sold, or deemed to have been issued or sold by the Corporation under this Exhibit C.1, into the aggregate consideration received, or deemed to have been received by the Corporation for such issuance under this Exhibit C.1, for such additional common stock (the “Total Consideration”).

EXHIBIT D

CONSULTING AGREEMENT

BETWEEN

MICHAEL E. LOBSINGER

– and –

ZI CORPORATION

WHEREAS, Michael E. Lobsinger, an individual (“Lobsinger”), is a party to that certain Settlement Agreement dated February __, 2007 among Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Corporation”), Marty Steinberg, solely in his capacity as Court appointed Receiver (the “Receiver”) of Lancer Management Group, LLC (“LMG”), Lancer Management Group II, LLC (“LMGII”), Lancer Offshore, Inc. (“Offshore”), Omnifund, Ltd. (“Omnifund”), LSPV, Inc. (“LSPV”), LSPV, LLC (“LSPV LLC”), CLR Associates, LLC (“CLR”), G.H. Associates, LLC (“GH”), and Alpha Omega Group Inc. (“AOG”) (collectively the “Receivership Entities”) and as responsible person for Lancer Partners, L.P. (“Partners” and together with the Receivership Entities, the “Lancer Entities”), Quarry Bay Investments Inc., an Alberta corporation, and Lobsinger (the “Settlement Agreement”);

WHEREAS, Lobsinger will resign as a director of the Corporation effective on the Effective Date as defined in the Settlement Agreement;

WHEREAS, Lobsinger and the Corporation are desirous of working together strictly on a consulting basis after his resignation as a director of the Corporation;

WHEREAS, the need for the consulting services will be on a “when and as needed” basis;

WHEREAS, as of the date hereof, Lobsinger holds certain stock options to purchase common shares in the Corporation and restricted stock units (collectively, the “Derivative Securities”), with the exercise prices, maturity dates and vesting dates pursuant to which each option or restricted stock unit was granted;

WHEREAS, pursuant to the Corporation’s stock option plan (the “Plan”), the options and restricted units held by a director or officer, employee or consultant of the Corporation shall automatically expire ninety (90) days after such person ceases to be a director, officer, employee and consultant of the Corporation;

NOW, THEREFORE, it is mutually agreed:

1.

That in consideration of the payment of an hourly rate equal to Two Hundred and Fifty Dollars ($250.00) up to a maximum aggregate amount of Ten Thousand Dollars ($10,000.00) and the continued relationship of Lobsinger as a consultant for the purposes of the Plan, Lobsinger will agree to consult and provide advice to the board of directors of the Corporation (the “Board”) when requested in writing by the unanimous approval of the Board for the period from January 1, 2007 until the December 31, 2007.

2.

The Corporation and Lobsinger acknowledge that the Corporation has paid the premiums on a key-man insurance policy on Lobsinger in the amount of Ten Million Dollars ($10,000,000.00) until June 30, 2007.  The Corporation and Lobsinger agree that this key-man insurance policy shall remain in place until June 30, 2007, and, by election to be made by Lobsinger at his sole discretion on or before May 31, 2007, Lobsinger may elect to assume the key-man policy at his expense and transfer the policy such that the Corporation has no further interest or obligation.  In the absence of such election, the policy shall be permitted to terminate on June 30, 2007.  If Lobsinger elects to assume the policy, the Corporation shall cooperate to effect a transfer of the policy for the sole benefit of Lobsinger and his beneficiaries at the expense of Lobsinger.

3.

Other than the consideration outlined herein and the reimbursement of reasonable expenses incurred by Lobsinger in providing such advice, no further payments shall be made to Lobsinger pursuant to this Consulting Agreement.

4.

No further benefits, perks or entitlements other than those expressly indicated above will be paid by the Corporation to Lobsinger pursuant to this Consulting Agreement and it is acknowledged and agreed that all benefits, perks and entitlements pursuant to any other consulting agreements have terminated.

AGREED this ____ day of February, 2007.

ZI CORPORATION

Per: _______________________
MICHAEL E. LOBSINGER

EXHIBIT E

This Agreement made as of the ____ day of _______________, 2007.

LOCK UP AGREEMENT

BETWEEN:

MICHAEL E. LOBSINGER

– and –

ZI CORPORATION

IN CONSIDERATION of the mutual promises and the releases secured inter alia in favor of Michael E. Lobsinger ("Lobsinger");

AND IN CONSIDERATION of Lobsinger being a beneficiary under a Settlement Agreement entered into by and among, Lobsinger, Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Corporation” or “Zi”) and Marty Steinberg, solely in his capacity as Court appointed Receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Omnifund, Ltd., LSPV, Inc., LSPV, LLC, CLR Associates, LLC, G.H. Associates, LLC, and Alpha Omega Group, Inc. (collectively the “Receivership Entities”) and as responsible person for Lancer Partners, L.P. (“Partners” and together with the Receivership Entities “Lancer Entities”):

1.

Lobsinger does for himself and on behalf of any corporate entities that he controls directly or indirectly, agree with Zi that he or any corporations for which he controls and which hold shares in Zi to not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares or derivative securities of Zi without the prior written consent of such placement agent or underwriter from the date of signing this Agreement and for a period of six (6) months thereafter.

2.

Each of Zi and Lobsinger acknowledges and agrees that neither may terminate this Agreement unless (i) Zi provides written notice to the Receiver that it intends to terminate this Agreement at least five (5) business days prior to such termination; and (ii)  Zi also terminates that certain Lock Up Agreement entered into by and between Zi and the Receiver pursuant to the terms of the Settlement Agreement.

3.

Each of Zi and Lobsinger acknowledges and agrees that (i) Zi may not waive any obligation, condition or covenant of this Agreement without the written consent of the Receiver; and (ii) each of the Receiver and any placement agent that consummates a Qualified Offering for Zi is an intended third party beneficiary of this Agreement, with full power and standing to enforce the terms and conditions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

ZI CORPORATION

____________________________________

Per:___________________________

MICHAEL E. LOBSINGER

__________________________

EXHIBIT F

This Agreement made as of the ____ day of _______________, 2007.

RECEIVER LOCK UP AGREEMENT

BETWEEN:

MARTY STEINBERG, Receiver,
on behalf of THE LANCER ENTITIES

 – and –

ZI CORPORATION

IN CONSIDERATION of the mutual promises and the releases secured inter alia in favor of Marty Steinberg, solely in his capacity as Court appointed Receiver (the “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Omnifund, Ltd., LSPV, Inc., LSPV, LLC, CLR Associates, LLC, G.H. Associates, LLC, and Alpha Omega Group, Inc. (collectively the “Receivership Entities”) and as responsible person for Lancer Partners, L.P. (“Partners” and together with the Receivership Entities, the “Lancer Entities”);

AND IN CONSIDERATION of the Receiver being a beneficiary under a Settlement Agreement entered into by and among the Receiver, Zi Corporation, a corporation organized under the laws of Alberta, Canada (“Zi”) and Michael E. Lobsinger (“Lobsinger”):

1.

The Receiver does for himself and on behalf of any corporate entities that he controls directly or indirectly, agree with Zi that he or any corporations for which he controls and which hold shares in Zi to not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares or derivative securities of Zi without the prior written consent of such placement agent or underwriter from the date of signing this Agreement and for a period of six (6) months thereafter, provided however notwithstanding the foregoing the Receiver shall have a right to make an in kind distribution of the Zi's common stock to any investor of the Lancer Entities that agrees to hold such shares subject to the foregoing lock up;

2.

Each of Zi and the Receiver acknowledges and agrees that neither may terminate this Agreement unless (i) Zi provides written notice to Lobsinger that it intends to terminate this Agreement at least five (5) business days prior to such termination; and (ii)  Zi also terminates that certain Lock Up Agreement entered into by and between Zi and Lobsinger pursuant to the terms of the Settlement Agreement.

3.

Each of Zi and the Receiver acknowledges and agrees that (i) Zi may not waive any obligation, condition or covenant of this Agreement without the written consent of Lobsinger; and (ii) each of Lobsinger and any placement agent that consummates a Qualified Offering for Zi is an intended third party beneficiary of this Agreement, with full power and standing to enforce the terms and conditions of this Agreement.

ZI CORPORATION

Per:_________________________

______________________________
 MARTY STEINBERG

EXHIBIT G

FORM OF LOBSINGER RESIGNATION LETTER

TO:

ZI CORPORATION

I, Michael Lobsinger, of  Calgary, Alberta hereby irrevocably resign as a director of Zi Corporation and from any other directorship, office or employment that I hold of all subsidiaries or affiliates of Zi Corporation, such resignation to become effective on the Effective Date defined in a Settlement Agreement made among Zi Corporation,  Marty Steinberg in his capacity as the receiver of certain entities described in the Settlement Agreement as the Lancer Entities, Quarry Bay Investments Inc. and myself dated ______, 2007.

DATED _____________ 2007.

MICHAEL LOBSINGER

EXHIBIT H

FORM OF ZI BOARD RESOLUTION ACCEPTING LOBSINGER RESIGNATION

Resolution in writing of the Directors of Zi Corporation passed without meeting and in accordance with the Business Corporations Act (Alberta) effective ________________, 2007.

Resignation of Michael Lobsinger

It is resolved that the resignation of Michael Lobsinger from his position as a director of Zi Corporation and from any directorship, office or employment he holds in all subsidiaries or affiliates of Zi Corporation  is accepted effective in accordance with its terms.

Milos Djokovic

Donald Hyde

Donald Moore

Robert Stefanski

Richard Tingle